

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 21, 2010

Mr. William J. Merritt
Chief Executive Officer
InterDigital, Inc.
781 Third Avenue
King of Prussia, Pennsylvania 19406

      RE: InterDigital, Inc.
              Form 10-K for the year ended December 31, 2009
              Filed February 26, 2010

              Definitive Proxy Statement on Schedule 14-A
              Filed April 30, 2010
              File No. 000-25965

Dear Mr. Merritt:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    /s/Larry Spirgel
                    Assistant Director